UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026
Commission File No.: 000-30668

NOVA LTD.

(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Announces $200M Share Repurchase Program”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2026

NOVA LTD. (Registrant) By: /s/ Guy Kizner Guy Kizner Chief Financial Officer

Company Contact:

Guy Kizner, Chief Financial Officer

Tel: +972-73-229-5760

E-mail - investors@novami.com

Nova website link - https://www.novami.com/

Investor Relations Contact:

Miri Segal MS-IR LLC

E-mail - msegal@ms-ir.com

Nova Announces $200M Share Repurchase Program

Rehovot, Israel, September 2, 2026 - Nova (Nasdaq: NVMI) today announced that its board of directors authorized a new share repurchase program providing for the repurchase of up to $200 million of the Company’s ordinary shares.

Share repurchases, if any, will be funded with available cash. Repurchases of the Company’s ordinary shares will be made through open market purchases, privately negotiated transactions, transactions pursuant to trading plans or other legally permissible means, at prevailing market prices. The timing, volume and nature of share repurchases are subject to market prices and conditions, applicable securities laws and other factors, and are at the discretion of the Company’s board of directors. Share repurchases may be commenced, suspended, or discontinued at any time. The program will remain in effect until the authorized amount has been repurchased or the program is suspended or discontinued by the Company.

“This share repurchase authorization reflects our confidence in Nova’s long-term growth strategy, exceptional cash-generation capabilities, and strong financial position,” said Gaby Waisman, President and Chief Executive Officer of Nova. “Our primary capital allocation priority remains investing in our business and pursuing strategic acquisitions that strengthen our technology leadership, expand our addressable markets, and create long-term shareholder value. Supported by our strong balance sheet, we believe we are well positioned to execute these priorities while maintaining the flexibility to repurchase shares. This authorization complements our broader capital allocation strategy and preserves significant capacity to pursue attractive M&A opportunities as they arise.”

About Nova

Nova is a leading innovator and key provider of material, optical and chemical solutions for advanced metrology and process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields, and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability, and statements regarding our share repurchase program, including the amount, timing and execution of any share repurchases and the availability of cash to fund share repurchases. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: risks related to information technology security threats, sophisticated computer crime, and data privacy; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies and taxation; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events; inability to protect our intellectual property; open source technology exposure; risks related to the use of artificial intelligence technologies; challenges related to implementing our new ERP system; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; risks related to conditions in Israel, including Israel’s conflicts with certain parties in the region; risks related to our convertible senior notes and capped call transactions; currency fluctuations and quarterly fluctuations in our operating results; and risks related to additional costs and expenses if there is a change in our status as a foreign private issuer. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission on February 17, 2026. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.